WICKERSHAM & MURPHY
A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW
430 CAMBRIDGE AVENUE, SUITE 100
PALO ALTO, CALIFORNIA 94306
TELEPHONE: (650) 323-6400
DEBRA K. WEINER	FAX: (650) 323-1108	E-Mail Address: debbie@wickersham.com

May 4, 2005

Mail Stop 05-11

Office of Emerging Growth Companies Division of Corporation Finance Securities and Exchange Commission Judiciary Plaza 450 Fifth Street, N.W. Washington, D.C. 20549
Attn:	John Reynolds, Assistant Director

Re:	NuVim, Inc.
Registration Statement on Form SB-2
File No. 333-120938
Amendment No. 4 Filed April 1, 2005

Ladies and Gentlemen:

          We are writing on behalf of our client, NuVim, Inc., a Delaware corporation (“NuVim” or the “Company”), in response to the letter of comments from the Staff of the Securities and Exchange Commission (the “Staff”) to the Company dated April 28, 2005. Transmitted herewith for filing via EDGAR is Amendment No. 5 (the “Amendment”) to NuVim’s registration statement on Form SB-2, File No. 333-120938, originally filed on December 2, 2004, as amended by Pre-effective Amendment No. 1, filed on February 3, 2005, Pre-effective Amendment No. 2, filed on February 8, 2005, Pre-effective Amendment No. 3, filed on March 31, 2005 and Pre-effective Amendment No. 4, filed on April 1, 2005 (the “Registration Statement”).

          In addition to responding to the Staff’s latest comment letter, the Amendment reflects a change in the size of the offering. Amendment No. 4 described an offering of 4,000,000 Units, each Unit consisting of (i) one share of common stock; (ii) one Class A warrant; and (iii) one Class B warrant, at an anticipated price of $3.00. The managing underwriter and NuVim have agreed to conduct a smaller offering. Accordingly, the Amendment reflects a firm commitment offering of 2,700,000 Units at an anticipated price of $3. We also have modified the use of proceeds to provide for a significantly less amount of the proceeds to be used to repay past due indebtedness. The Company plans to recirculate the preliminary prospectus.

Division of Corporation Finance
Securities and Exchange commision
May 4, 2005

          In addition, the Amendment has added for registration 661,007 shares to be registered for selling stockholders. These shares are being issued upon conversion of outstanding indebtedness rather than using the net proceeds to repay approximately $2.0 million of indebtedness. These shares are not part of the firmly underwritten offering. Therefore, we have prepared, and have included at the back of the prospectus (just before Part II) several “alternative” pages, such as an alternative cover, alternative summary of the offering, alternative use of proceeds, plan of distribution and selling stockholder section that will be substituted or added to the pages in the IPO prospectus and will be used only for a separate “Selling Stockholder Prospectus.”

          While the Calculation of Registration Fee table has been modified to reflect these changes, no additional filing fee is required because the previously-paid filing fee covered a significantly larger offering and the exercise of the underlying warrants included in those additional units.

          The text of each comment, and NuVim’s response thereto, are set forth below and numbered to correspond with the numbering in the Staff’s comment letter.

Prospectus Summary, page 3

1.       We note your response to comment 3 of our comment letter dated March 16, 2005. Please revise to include disclosure regarding the fact that Spencer Trask has also guaranteed your outstanding debt owed to Wachovia. Additionally, please revise to quantify the combined value of the indebtedness owed to and the outstanding Wachovia debt guaranteed by Spencer Trask.

          Response:

          We have reviewed the disclosure that was added in response to Comment No. 3 of your prior letter and note that it already does point out that Spencer Trask guaranteed our bank line. We have, however, quantified the amount of the debt extinguishment (approximately $3.2 million) separate from the repayment on the guaranteed loan (approximately $2.6 million), in response to the Staff’s comment. Please see page 4.

Risk Factors, page 7

2.       We note that approximately 30% of the proceeds from this offering will be directed towards the payment of outstanding debt. Please consider revising to include a risk factor to highlight this aspect of your offering.

Division of Corporation Finance
Securities and Exchange commision
May 4, 2005

          Response:

          As mentioned in our introductory comments, in connection with reducing the overall size of the offering, the Company also changed the proposed allocation of the net proceeds. The most significant change is that a large portion of the debt that was going to be repaid out of the net proceeds has been renegotiated. Instead, approximately $2.0 million (including the bridge lenders and the executive officers, among others) of debt will be converted to common stock at $3 per share, rather than being paid out of the net proceeds. The revised use of proceeds allocates approximately 22% of the net proceeds to the repayment of outstanding indebtedness. Nevertheless, we have added a new risk factor to highlight this use of the proceeds. Please see page 10.

          Please also note that in connection with the reallocated use of proceeds, the Company did delete the risk factor regarding a significant portion of the net proceeds being benefiting officers, directors and principal stockholders. In the reallocated use of proceeds, only approximately 1.5% of the proceeds will be paid to any insiders, as compared to approximately 18% in the prior allocation. All of the payments specifically highlighted in the deleted risk favor are among the amounts that parties have agreed to convert to stock rather than receiving payment in cash. Accordingly, the Company believed that the risk factor was no longer needed.

3.       It appears that your shares will be considered “penny stock.” Please consider revising to include a risk factor to highlight this possibility.

          Response:

          The Company has added a penny stock risk factor in this Amendment. Please see page 11.

Use of Proceeds, page 13

4.       We note your additional disclosure that a portion of the proceeds allocated to working capital will be used toward satisfying a payable related to your television advertising expenses incurred in 2004. We do not understand why such use is allocated under working capital. Please explain. Also, please be aware that in your marked copy of Amendment No. 3, this additional disclosure was not highlighted as a change from Amendment No. 2.

          Response:

          The payable owed for television advertising expenses was being treated as a normal account payable and was going to be paid in due course, like other bills. The Company had specified examples of working capital in response to a comment from one of the state securities regulators, and paying its outstanding payables, including the advertising invoices, was among

Division of Corporation Finance
Securities and Exchange commision
May 4, 2005

those working capital uses. However, in the restructured offering and restructured use of proceeds, this amount has been designated as a specific use of the proceeds. Please see page 13.

          As for the poor blacklining of this change, we can only apologize. We rely on the financial printer, who prepares the blacklined version right before filing, to do an accurate comparison. I cannot explain why this change was not highlighted, but we have brought the problem to the attention of the printer and expect that there will not be similar problems on this filing.

Dilution, page 15

5.       We note your disclosure that existing shareholders “purchased” your shares at an average price of $12.48 per share. It appears that a large portion of your “purchased shares” resulted from conversions of debt or other securities. An investment in debt, preferred or convertible securities entails different investment considerations than those considered when deciding to purchase common shares. As such, please revise your disclosure in this section to breakup your existing stockholdings into groups according to their original investment decision.

          Response:

          In response to the Staff’s comment, the table at the bottom of page 15 has been expanded to include separate lines to show preferred stock investors, stock-based compensation investors and convertible debt investors separate from the current existing common stockholders.

Management’s Discussion and Analysis, page 17

6.       We note your disclosure that you are “anticipating an increase in gross case shipments of approximately 9% in the first quarter of 2005. In making projections, please refer to Item 10(d) of Regulation S-B.

          Response:

          The Company has revised the disclosure regarding the gross case shipments to delete the anticipated percentage of gross case shipments in the first quarter. Please see page 18.

7.        We note your additional disclosure regarding the “write down of obsolete inventory.” Your disclosure indicates that you wrote off the expenses related to your sports drink in 2003. Please explain why this disclosure was not included in your previous amendments. Also please revise to clarify if this write-off is related to the sports drink project disclosed on page 27.

Division of Corporation Finance
Securities and Exchange commision
May 4, 2005

          Response:

          The Company included the discussion of inventory write offs under the “cost of goods sold” subheading in the early amendments. This item was broken out separately in the later amendments to enhance the disclosure. A decision to write off the inventory produced in 2002 was made in 2003 because funds were not available to properly fund a new product launch. The product that was written off in 2003 is substantially the same as the planned sports drink roll out, and the Company has revised the disclosure to clarify that issue. Please see page 19.

8.       We note your additional disclosure on page 20 that the $125,103 increase in selling, general and administrative expenses was primarily attributable to your advertising expenses in the third and fourth quarter of 2004. Your disclosure for the period ended September 30,2004 does not indicate you incurred any additional advertising expenses. Please revise to clarify if your disclosure implies that you were able to spend only $125,103 to relaunch your television advertising program.

          Response:

          The Company has expanded the discussion of Selling General and Administrative Expenses to more fully explain the 6% increase from 2003 to 2004. In fact, the media expenses were $564,000, but these expenses were offset by decreases in other expenditures, as set forth in the disclosure. Please see page 19.

Liquidity and Capital Resources

9.       We note your additional disclosure that you “will require additional sources of outside capital to continue [your] operations.” Please revise to clarify if this statement continues to apply following the consummation of this offering.

          Response:

          The Company has revised the disclosure in the opening paragraph of Liquidity and Capital Resources to clarify that this offering is the source of additional capital that is needed to continue its operations. Please see page 20.

10.     Please revise to discuss your capital requirements for the next 12 months, taking into account the proceeds from this offering.

Division of Corporation Finance
Securities and Exchange commision
May 4, 2005

          Response:

          The Company has revised the disclosure to state that it believes the net proceeds from this offering will be sufficient to fund its operations for a minimum of 12 months after this offering. The same statement has been in the “We may need to raise additional capital” risk factor since the initial filing, but the Company has added the concept to Liquidity and Capital Resources in response to the Staff’s comment. In addition, the disclosure has been expanded to discuss the Company’s expected use of the proceeds and annual burn rate to clarify that it is confident the proceeds will be sufficient for well over 12 months.

12.     We note that some of your convertible notes will convert automatically if this offering is consummated by April 30, 2005. Please revise to update the status of these notes in your next amendment.

          Response:

          The terms of the convertible note have been modified to extend the deadline for closing of this offering to May 31, 2005. The disclosure in various places in the prospectus that discusses this note has been appropriately revised throughout. In addition, the modification letter agreement has been filed as an exhibit.

Business, page 24

13.     We note your response to comment 7. Please supplementally provide us with a copy of the study.

          Response:

          We have sent you a copy of the requested study by Federal Express.

14.     We note your disclosure that you have four full-time employees. Please revise to also disclosure your total number of employees. Please refer to Item 101(b)(12) of Regulation S-B.

          Response:

          The disclosure under the Caption, “Employees” previously indicated that the Company has four full-time employees and six part-time employees. However, in response to the Staff’s comment, an additional phrase has been added to clarify that the Company has 10 employees, four of which are full-time and six of which are part-time.

Division of Corporation Finance
Securities and Exchange commision
May 4, 2005

Related Party Transactions, page 39

15.     We note your modified disclosure that Spencer Trask collectively owns approximately 52% of your outstanding shares instead of 56.3% as was disclosed in Amendment 2. Please clarify the cause behind the change in current ownership by Spencer Trask.

          Response:

          Please be advised that there is no change in the current ownership by Spencer Trask. The original SB-2 Registration Statement indicated that the Spencer Trask entities (including SMBI for this purpose) collectively own 579,429 shares. That is the same number of shares as was shown in the table on page 44 of Amendment No. 4. The reason for the change in the percentage is the number of shares outstanding immediately prior to the offering had changed. In the original filing, the number of shares outstanding immediately prior to the offering was 1,071,219 shares, but in Amendment No. 4, that number had changed to 1,112,050. The reason for the change in the number of shares outstanding is that there was an adjustment in the number of shares issuable upon conversion of the convertible note to which you referred in Comment No. 12 as a result of the change in the IPO price from $6 to $3.

          Please note in this regard that the percentage ownership figures have changed significantly in the Amendment. This is due to the restructuring of indebtedness that is described in the prospectus and will occur concurrently with the closing. Also, the number of shares being offered in the IPO has been reduced. These changes impacted the shares outstanding before and after the offering. In addition, the calculation of Dick Clark’s 9.9% warrant was significantly impacted by these changes, which substantially changed the number of warrants outstanding, as well as the ownership interests in the Principal Stockholders table for Mr. Clark and Mr. Moger (who shares a 50% interest in the 9.9% warrant).

16.     We reissue comment 14.

          Response:

          We have reviewed the License Agreement and, while the specific terminology referred to in your prior comment 14 does not appear in the agreement, there is a provision for “improvements,” which could be construed to implicate the same issue you previously raised. Accordingly, the Company has added a disclosure to clarify that SMBI will retain ownership of any improvements (as that term is defined in the License Agreement) but that the License Agreement does provide NuVim with the exclusive right to use the improvements in any manner consistent with its rights otherwise under the agreement. We apologize for this oversight in the last amendment.

Division of Corporation Finance
Securities and Exchange commision
May 4, 2005

Description of Securities, page 47

17.     We note your disclosure that the common stock and warrants will trade as a unit for at least 30 days until your underwriters determine they should separate. Please revise to discuss the factors the underwriters will consider in deciding when to allow separate trading.

          Response:

          The Company has discussed this issue with the Representative and, as a result, the terms of the separation of the Unit have been revised. The Amendment now states that the securities will trade only as a Unit for 30 days, at which time, they will separate and trade separately as Common Stock, Class A Warrants and Class B Warrants. Therefore, we believe that this comment is no longer relevant and respectfully request the Staff to waive it.

18.     We note that investors will only receive unit certificates until the underwriters decide to allow separate trading of the components of the units. Please consider including a risk factor (in the Risk Factors section) to address the fact that investors will be unable to settle trades in your common stock and warrants until the underwriters determine separate trading would begin.

          Response:

          Please see the response to Comment No. 17. Inasmuch as there is a certain date for the separation of the Unit (30 days), we believe that there is no need for a risk factor highlighting the uncertainty of when the units might separate, and therefore, respectfully request that this comment be waived.

Shares Eligible for Future Sale, page 52

19.     We note your disclosure regarding your outstanding shares, warrants and options. The outstanding shares and the shares underlying your outstanding warrants and options appear to be restricted shares. Please consider revising to indicate the number of shares and underlying warrants and options that are held by affiliates since the applicability of Rule 144 to those individuals’ holdings would be subject to further restrictions.

          Response:

          In response to the Staff’s comment, we have expanded the discussion in Shares Eligible for Future Sale to indicate the number of shares and share underlying warrants and options that are held by affiliates and the implications thereof. Please see page 51.

Division of Corporation Finance
Securities and Exchange commision
May 4, 2005

Part II

Sales of Unregistered Securities

20.     Please revise to reconcile this section with your disclosure in Note 11 to the Financial Statements.

          Response:

          In response to the Staff’s comment, we have added disclosure to Sales of Unregistered Securities to discuss the sale of the Series B Convertible Preferred Stock, even though it was sold more than three years before the filing of the registration statement, and the rescission offer pertaining thereto. Please see pages II-2 and II-3.

Other

21.     Supplementally, please advise us of the states you intend to offer your units. Discuss which states you are eligible to trade in.

          Response:

          The Company has received notification that it is approved for listing on the Pacific Exchange. That approval came before the revision of the offering as described in the Amendment. We have informally advised the Exchange of the proposed changes and have been informally told that these changes should not jeopardize the listing of NuVim’s securities. However, the Listing Manager did explain that it is the officers of the Exchange and not the Listing Manager, who will ultimately decide whether the Equity Qualification Panel needs to reconvene. (The Listing Manager did advise us that he was going to recommend that that is unnecessary.) Since NuVim more than satisfies the Exchange’s listing requirements, even with the reduced size of the offering, we are assuming that the securities will be listed on the Exchange, and the offering is proceeding on that basis. The states in which the offering may be sold pursuant to the exemption for the Tier II Basic listing are as follows:

          Alaska, Arizona, Colorado, Delaware, Georgia, Idaho, Illinois, Massachusetts, Missouri, Nevada, New Mexico, North Carolina, Oregon and Texas.

          In addition, the Company has filed applications or notices, as applicable, in a number of other states, and has been notified that it is cleared pending SEC effectiveness in the following states:

          California, Colorado, Delaware, Florida, Georgia, Illinois, Louisiana, Nevada, New Hampshire, Oregon, Utah and Wisconsin.

          The Company is still responding to comments from the State of New Jersey.

          The Representative is filing or has filed a Further State Notice in New York, so that state will also be available for this offering.

Division of Corporation Finance
Securities and Exchange commision
May 4, 2005

          Thank you once again for the continued assistance you are providing on this offering.

          We note the Staff’s Closing Comments and understand that you may have additional comments upon review of this Amendment. As you are aware, the financial statements go stale on May 13, 2005, and it is critically important to this Company that the registration statement be declared effective no later than that date. We are expecting to request acceleration of the effective date of the registration statement to a date during the week of May 9, so we would appreciate your very prompt review of this amendment. In an attempt to facilitate that review, we will provide several marked copies of the Amendment and would expect that our financial printer will deliver those copies within 24 hours.

          Further comments or requests for information should be directed to the undersigned or to John Murphy in this office. You can reach either of us at (650) 323-6400.

Very truly yours,

/s/ DEBRA K. WEINER

Debra K. Weiner
/dkw:NVM1L:503
Enclosures

cc:	Duc Dang, Esq. (Division of Corporation Finance)
Angela Halac (Division of Corporation Finance)
Mark von Bergen, Esq. (Holland & Knight)
David Wang, Esq. (Holland & Knight)
Michael Schreck (WithumSmith+Brown)
Richard P. Kundrat (NuVim, Inc.)
Michael Vesey (NuVim, Inc.)
Lorraine Maxfield (Paulson Investment Company, Inc.)